UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)
(Exact Name of Registrant as Specified in its Charter)

Uppsala Science Park
SE-751 83
Uppsala, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

On March 15, 2023, Olink Holding AB (publ) published its Notice to Attend the Annual General Meeting (the “Notice”) which is to be held on April 17, 2023. A copy of the Notice is being furnished as Exhibit 99.1 to this Form 6-K. Materials relating to the Annual General Meeting are available on the Company’s website at https://investors.olink.com/annual-general-meeting.

Exhibit No.	Description

99.1	Olink Holding AB (publ) Notice to Attend the Annual General Meeting dated March 15, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer

Date: March 15, 2023